Mail Stop 4628

                                                             August 30, 2018

Via E-Mail
William M. Moore
Chief Executive Officer
Iridex Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043

       Re:     Iridex Corporation
               Form 10-K for the Fiscal Year Ended December 30, 2017 Filed March 14, 2018
               File No. 0-27598

Dear Mr. Moore:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. In your letter to us dated August 17, 2015, you discussed contacts with Syria. You disclose sales in the Middle East and Africa, regions that include Syria and Sudan. Your disclosure does not discuss contacts with those countries. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to
      U.S. sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since the 2015 letter, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria
 William M. Moore
Iridex Corporation
August 30, 2018
Page 2

       and Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with
       U.S.-designated state sponsors of terrorism. Finally, tell us whether any contacts involve dual use products and, if so, the nature of the dual uses.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                           Sincerely,

                                                           /s/ Cecilia Blye

                                                           Cecilia Blye, Chief
                                                           Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director